

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Allan Bradley
Chief Executive Officer
Scor International Foods, Inc.
539 Jarvis Street, Suite M2
Toronto, Ontario, Canada M4Y 2H7

Re: Scor International Foods, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 1, 2015
File No. 333-203239

Dear Mr. Bradley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2015 letter.

<u>General</u>

1. We note your response to prior comment 2 from our letter to you dated May 18, 2015, and the related revisions to your prospectus. You now disclose at page 28 that "We had no operations for the three months ended March 31, 2015," and that you have "not begun our planned principal operations." Yet you continue to assert at page 28 that "Operating revenues are expected to be significant in fiscal year 2015…." In light of your other disclosures at page 28 and elsewhere, and insofar as you do not appear to have the "reasonable" basis for such an assertion that Item 10(b)(1) of Regulation S-K would require, please ensure that your prospectus retains no such claims regarding expected revenues. See also Item 10(b)(2) of Regulation S-K.

2. We reissue our prior comment 3. Please disclose that you are a shell company, and describe the consequences of that status, including limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity of your securities. Please also include related risk factor disclosure.

In that regard, in your response to our prior comment 3, you repeat your previous suggestion that you are "actively and aggressively pursuing" your business plan. Other disclosures imply that you intend to commence operations through the (part-time) efforts of Mr. Bradley, your only employee, and at page 32, you state that he devotes 20 hours per week to Scor. But in the initial and the amended Forms S-1 that Atlantica Seafoods Company filed (most recently on May 22, 2015), we find no references in the pertinent biographical sketches to Scor International or to Mr. Bradley's part-time work as its CEO, CFO, and sole director, despite the disclosure in the Scor Form S-1 regarding his service in those capacities since last year. Each Atlantica sketch concludes with this representation: "Mr. Bradley has no additional work experience during the previous five years." More significantly, you disclose at page 28 that you have had no operations.

Closing Comments

If you have questions regarding comments on the financial statements and related matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867, or Michael Fay, Staff Accountant, at (202) 551-3812. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

H. Roger Schwall
Assistant Director

cc: Kenneth Bart, Esq.
        Bart and Associates LLC